Exhibit 99.2
AnorMED Inc. — Financial Highlights
Second Quarter Report — 2007
CONSOLIDATED BALANCE SHEETS

(In thousands of Canadian dollars,
except share numbers)	As at September 30	As at March 31
	2006	2006
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	$31,784	$56,758
Short-term investments	5,246	5,492
Accounts receivable	18,046	504
Prepaid expenses	1,218	1,353
Current portion of security deposit	100	100

	56,394	64,207
Long-term investment (note 4)	159	282
Property and equipment, net	3,889	3,679

	$60,442	$68,168

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities (note 5)	$12,359	$9,034

Long-term severance liabilities (note 5)	196	—

Shareholders’ equity
Share capital (note 6)
Issued and outstanding:
Common shares - 41,992,011	191,235	187,683
(March 31, 2006 - 41,229,405)
Additional paid-in capital (note 6)	3,102	2,891
Accumulated deficit	(146,327)	(131,440)
Accumulated other comprehensive loss (note 4)	(123)	—

	47,887	59,134

	$60,442	$68,168

Collaborative agreements (note 7)
Commitments and contingencies (note 8)
Subsequent events (note 12)
     See accompanying notes to the interim consolidated financial statements.
On behalf of the Board,

Berl Nadler	Jacques Lapointe
Director	Director
CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of Canadian dollars,	For the three months ended		For the six months ended
except per share amounts)	September 30		September 30
	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue
Licensing (note 3)	$16,265	$—	$16,269	$25

Expenses
Research and development	7,909	6,732	18,377	13,545
General and administrative	5,268	1,994	13,236	3,727
Amortization	256	212	474	420

	13,433	8,938	32,087	17,692

Other income (expense)
Interest and other income	481	389	1,063	803
Foreign exchange loss	(88)	(706)	(132)	(416)

	393	(317)	931	387

Net income (loss)	$3,225	$(9,255)	$(14,887)	$(17,280)

Income (loss) per common share	$0.08	$(0.29)	$(0.36)	$(0.54)

Diluted income (loss) per common share	$0.08	$(0.29)	$(0.36)	$(0.54)
     See accompanying notes to the interim consolidated financial statements.

AnorMED Inc. — Financial Highlights
Second Quarter Report — 2007
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

					Accumulated
(In thousands of Canadian dollars,				Additional	other		Total
except share numbers)	Common Shares		Accumulated	paid-in	comprehensive	Comprehensive	shareholders’
(unaudited)	Number	Amount	deficit	capital	loss	loss	equity

Balance at March 31, 2006	41,229,405	$187,683	$(131,440)	$2,891	$—	$—	$59,134
Issued for cash	3,750	23	—	—	—	—	23
Issued on exercise of options	373,300	1,151	—	(132)	—	—	1,019
Stock-based compensation	—	—	—	635	—	—	635
Unrealized loss on available-for-sale securities	—	—	—	—	(18)	(18)	(18)
Net loss	—	—	(18,112)	—	—	(18,112)	(18,112)

Comprehensive loss for the period	—	—	—	—	—	$(18,130)

Balance at June 30, 2006	41,606,455	$188,857	$(149,552)	$3,394	$(18)	—	$42,681
Issued for cash	7,900	44	—	—	—	—	44
Issued on exercise of options	377,656	2,334	—	(656)	—	—	1,678
Stock-based compensation	—	—	—	364	—	—	364
Unrealized loss on available-for-sale securities	—	—	—	—	(105)	(105)	(105)
Net income	—	—	3,225	—	—	3,225	3,225

Comprehensive income for the period	—	—	—	—	—	$3,120

Balance at September 30, 2006	41,992,011	$191,235	$(146,327)	$3,102	$(123)	—	$47,887

					Accumulated
				Additional	other		Total
	Common Shares		Accumulated	paid-in	comprehensive	Comprehensive	shareholders’
	Number	Amount	deficit	capital	income	loss	equity

Balance at March 31, 2005	31,829,493	$153,786	$(89,973)	$1,698	$—	$—	$65,511
Issued for cash	14,800	51	—	—	—	—	51
Issued on exercise of options	1,399	7	—	(3)	—	—	4
Stock-based compensation	—	—	—	333	—	—	333
Net loss	—	—	(8,025)	—	—	—	(8,025)

Balance at June 30, 2005	31,845,692	153,844	(97,998)	2,028	—	—	57,874
Issued for cash	1,000	3	—	—	—	—	3
Issued on exercise of options	24,000	58	—	—	—	—	58
Stock-based compensation	—	—	—	305	—	—	305
Net loss	—	—	(9,255)	—	—	—	(9,255)

Balance at September 30, 2005	31,870,692	$153,905	$(107,253)	$2,333	$—	—	$48,985

     See accompanying notes to the interim consolidated financial statements.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended		For the six months ended
(In thousands of Canadian dollars)	September 30		September 30
	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash provided by (used in):

Operations:
Net income (loss)	$3,225	$(9,255)	$(14,887)	$(17,280)
Items not involving cash
Amortization	256	212	474	420
Loss on disposal of property and equipment	1	3	3	14
Unrealized foreign exchange loss on long-term investment	—	15	—	11
Compensatory stock options (note 6)	364	305	999	638
Adjustment to reconcile net income to net cash provided by operating activities
Accounts receivable	(17,646)	42	(17,542)	213
Prepaid expenses	(104)	53	135	133
Accounts payable and accrued liabilities	2,365	553	3,325	194
Long-term severance liabilities	(646)	—	196	—

	(12,185)	(8,072)	(27,297)	(15,657)

Investments:
Net sale of short-term investments	951	13,082	246	4,952
Proceeds on disposal of property and equipment	—	—	—	16
Purchase of property and equipment	(73)	(268)	(687)	(504)

	878	12,814	(441)	4,464

Financing:
Issuance of shares, net of share issue costs	1,722	61	2,764	116

Increase (decrease) in cash and cash equivalents	(9,585)	4,803	(24,974)	(11,077)
Cash and cash equivalents, beginning of the period	41,369	41,954	56,758	57,834

Cash and cash equivalents, end of the period	$31,784	$46,757	$31,784	$46,757

Supplementary information (note 9)
     See accompanying notes to the interim consolidated financial statements.

AnorMED Inc.
Notes to the Interim Consolidated Financial Statements
(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)
For the three and six months ended September 30, 2006
(unaudited)
1.	BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) for interim financial information, which, except as described in Note 11, conform, in all material respects with generally accepted accounting principles in the United States (“U.S. GAAP”). These interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited financial statements and notes thereto included as part of the Company’s 2006 Annual Report filed with the appropriate Securities Commissions.

These interim consolidated financial statements include our financial statements and those of our wholly-owned subsidiary – AnorMED U.K. Limited. We have eliminated all material intercompany balances and transactions.

In the opinion of management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows at September 30, 2006 and for all periods presented, have been made. Interim results are not necessarily indicative of results for a full year.

2.	CHANGES IN ACCOUNTING POLICIES
(a) Financial instruments
As of April 1, 2006, the Company has adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3855 ‘Financial Instruments – Recognition and Measurement’ (“HB-3855”), 3861 ‘Financial Instruments – Disclosure and Presentation’ (“HB-3861”), and 3865 ‘Hedges’. These sections were required to be adopted, together with CICA Handbook Sections 1530 ‘Comprehensive Income’ (“HB-1530”) and 3251 ‘Equity’, for fiscal years beginning on or after October 1, 2006. Early adoption was permitted but only as of the beginning of a fiscal year ending on or after December 31, 2004. Under these standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Subsequent measurement and recognition in changes in value of financial instruments depend on their initial classification. Financial assets and liabilities classified as held-for-trading are measured at fair value at each balance sheet date with changes in fair value in subsequent periods included in net income. The Company does not presently hold assets or liabilities in this category. Held-to-maturity assets and liabilities are measured at amortized cost and interest income or expense is accrued over the expected life of the instrument. Changes in fair value are recognized in net income only if realized, or impairment in the value of an asset occurs. The Company’s cash and cash equivalents and short-term investments have been classified as held-to-maturity. The Company does not carry any loans and its receivables are measured at cost. Available-for-sale instruments are measured at fair value at each balance sheet date and unrealized gains or losses arising from changes in fair value are recorded in other comprehensive income until such time as the asset or liability is removed from the balance sheet. The Company’s long-term investment is classified as available-for-sale. There was no cumulative effect on these interim consolidated financial statements from the adoption of these financial instrument sections effective April 1, 2006.
i) Cash and cash equivalents
In accordance with HB-3855, The Company classifies its cash and cash equivalents as held-to-maturity and values them at amortized cost. The Company has the intent and the ability to hold these assets to their maturity dates. Cash and cash equivalents consist of cash on hand, balances with banks, and investments in highly liquid securities that on acquisition have a remaining term to maturity of three

AnorMED Inc.
Notes to the Interim Consolidated Financial Statements
(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)
For the three and six months ended September 30, 2006
(unaudited)
2.	CHANGES IN ACCOUNTING POLICIES (continued)

months or less. The adoption of HB-3855 has not resulted in a change to the Company’s classification of cash and cash equivalents.
ii) Short-term investments
Short-term investments consist of bankers’ acceptances, highly liquid investments and low risk commercial paper, having terms to maturity on acquisition of greater than three months and generally less than twelve months. The Company has the intent and the ability to hold these assets to their maturity dates. The Company’s current portfolio of short-term investments is classified as held-to-maturity, in accordance with HB-3855, and measured at amortized cost. The adoption of HB-3855 has not resulted in a change to the Company’s classification of short-term investments.
iii) Long-term investments
The Company’s long-term investment represents a portfolio investment in a marketable security which we classify as available-for-sale. Prior to the adoption of HB-1530 and HB-3855, the investment was accounted for using the cost method with unrealized losses being recorded in net income when there was a loss in value of the investment that was other than a temporary decline. With the adoption of HB-1530 and HB-3855, the long-term investment is recorded at fair value with unrealized gains and losses arising from changes in fair value reported in other comprehensive income. Cumulative gains and losses resulting from fair value measurement will continue to be recorded in other comprehensive income until such time as the financial asset is derecognized or becomes impaired. Losses arising from impairments in value that are other than temporary will be recorded in net income. Further details on the financial impact of this fair value measurement are disclosed in Note 4 – Long-term investment.
iv) Comprehensive income
HB-1530 establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity (net assets) from transactions and other events from non-owner sources. Other comprehensive income is defined as revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. The classification of our long-term investment as available-for-sale and measurement at fair value in accordance with HB-3855, has given rise to other comprehensive income for the six months ending September 30, which is disclosed separately in the interim consolidated statements of changes in shareholders’ equity.
(b) Stock-based compensation
The Company adopted the recommendations of the CICA Handbook Section 3870 ‘Stock-based Compensation and Other Stock-based Payments’ (“HB-3870”) for the year ended March 31, 2004. With this change in accounting policy the Company initially adopted the actual method of accounting for forfeitures which more accurately reflected our employment history at the time. As of April 1, 2006, the Company has determined that the estimated method of accounting for forfeitures now more clearly reflects our employment history as a result of further experience with forfeitures. Both methods result in the same aggregate expense by the end of the vesting period, but the pattern of attributing that expense over the vesting period differs under the two methods. As there has been no significant cumulative financial impact as a result of the change, no prior period cumulative adjustment has been made.

AnorMED Inc.
Notes to the Interim Consolidated Financial Statements
(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)
For the three and six months ended September 30, 2006
(unaudited)
3.	LICENSING REVENUE
(a) Shire Pharmaceuticals Group, plc
Shire Pharmaceuticals Group, plc (“Shire”) received regulatory approvals in Germany on September 8, 2006 and in the United Kingdom on September 20, 2006 for FOSRENOL which triggered milestone payments to the Company totalling U.S.$6 million. In March 2004, AnorMED sold the global patent rights for FOSRENOL to Shire. Under the terms of the agreement, Shire agreed to pay U.S.$18million upon regulatory approval in the U.S. (U.S.$18 million received in October 2004), U.S.$7 million upon approval in the relevant European countries (U.S.$1 million received in March 2004 and U.S$6 million in September 2006) and U.S.$6 million upon regulatory approval in Japan. In consideration of these payments, Shire’s royalty obligations to AnorMED would cease throughout the world and the related patents would be assigned to Shire.
There were no undelivered elements associated with the non-refundable payment of U.S.$6 million that was fully recognized as licensing revenue in the quarter ended September 30, 2006. Under the agreement, the Company has no further involvement or obligation to perform related to this specific element of the arrangement and the collectability of the payment is reasonably assured.
(b) Poniard Pharmaceuticals, Inc.
During September 2006, the Company amended the April 2004 license agreement with Poniard Pharmaceuticals, Inc. (“Poniard”) to expand the licensed territories to worldwide, forego future development milestones and reduce royalty payments in return for additional payments. Under the terms of the amendment, the Company will receive a cash payment of U.S.$5 million by October 16, 2006 and an additional cash payment of U.S.$5 million by March 31, 2007. The Company will continue to be eligible to receive a reduced potential partnership revenue stream from Poniard within the first year of this amendment and single digit royalty payments on product sales, assuming future marketing approval. The Company retains rights to a total of U.S.$5 million in commercialization milestone payments if certain sales targets are achieved. The amendment expands Poniard’s licensed rights to picoplatin to include Japan.
There were no undelivered elements associated with this non-refundable payment of U.S.$10 million, it was fully recognised as licensing revenue in the quarter ended September 30, 2006 and is disclosed net of amounts payable to third parties. The Company has no further involvement or obligation to perform in relation to this specific element of the amendment and the collectability of the payments are reasonably assured.
4.	LONG-TERM INVESTMENT

The Company’s long-term investment represents a portfolio investment of 40,618 Poniard Pharmaceuticals, Inc. common shares carried at a quoted market price of $159,000, which approximates fair value. Poniard announced a one-for-six reverse stock split that became effective on September 25, 2006 resulting in a restatement of our original holding of 243,711 common shares.

Prior to the Company’s adoption of HB-1530 and HB-3855 on April 1, 2006, the investment was accounted for using the cost method with unrealized losses due to an other than temporary decline in value being recorded in net income (2006 – nil, 2005 — $984,000). With the adoption of HB-1530 and HB-3855, the long-term investment is classified as available-for-sale and is recorded at fair value with unrealized gains and losses arising from changes in fair value reported in other comprehensive income.

AnorMED Inc.
Notes to the Interim Consolidated Financial Statements
(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)
For the three and six months ended September 30, 2006
(unaudited)
4.	LONG-TERM INVESTMENT (continued)

For the three and six month periods ended September 30, 2006, the Company recorded an unrealized loss of $105,000 and $18,000, respectively. Management reviews the investment quarterly to assess the market fluctuations and determine whether any decline in the value is permanent or temporary. Losses arising from future assessments that are other than temporary in nature will be recorded in net income. There were no impairment charges recorded for the quarter ending September 30, 2006 (2005 — nil).

5.	CURRENT AND LONG-TERM LIABILITIES

On April 21, 2006 a Special Meeting of Shareholders (“Special Meeting of Shareholders”) was held and a new Board of Directors was elected. The change in the composition of our Board of Directors triggered a change of control under severance agreements with members of the Senior Management team resulting in certain liabilities payable to them. These liabilities include retention and severance payments, provisions for continued benefits for periods of up to 36 months, and provisions for accelerated vesting of stock options. Liabilities of 12 months or less are classified as current liabilities whereas those of durations greater than 12 months are classified as long-term liabilities. CICA Handbook Section 3461 ‘Employee Future Benefits’ (“HB-3461”) and EIC Abstract EIC-134 ‘Accounting for Severance and Termination Benefits’ (“EIC-134”) provide recommendations on the different accounting treatments and the timing of recognition of the liability and associated costs of the various types of severance and termination benefits related to the termination of employees’ services prior to normal retirement. Fair value measurement of these payments did not differ materially from the undiscounted values at which they have been recorded.
(a) Severance benefits
Effective May 24, 2006, the Company’s President and CEO resigned. Effective June 2, 2006, the employment of the Company’s Vice President of Corporate Development and Communications was terminated. Due to the change of control provisions outlined above, the Company is contractually obligated to pay these individuals $1,234,000 in severance and benefits over the next 12 months with an additional $842,000 to be payable during the following two years, subject to a reduction if these individuals find new employment during the severance term. The total measurement of these payments was $2,076,000 recognizable on the date of communication and was fully expensed in general and administrative expense in the quarter ended June 30, 2006.
During the quarter ended September 30, 2006, a reduction in the term for payments under the severance agreement for the former CEO was mutually agreed upon and, as a result, a reduction of $538,000 of the long term payable under this agreement was recorded and the recovery was made in general and administrative expenses.
(b) Special termination benefits
EIC-134 categorizes the retention bonuses and the accelerated vesting provisions under the change of control agreements as special termination benefits given that the Company communicated the terms of the agreement in sufficient detail for eligible employees to determine the benefits. The retention bonuses entail future service requirements, becoming due on October 21, 2006 to eligible members of Senior Management. These contractual payments of $2,050,000 have been measured on the date of communication and recognized ratably over the future service period. For the quarter ended September 30, 2006, $1,015,000 of this amount was recorded as personnel costs in general and administrative expenses.

AnorMED Inc.
Notes to the Interim Consolidated Financial Statements
(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)
For the three and six months ended September 30, 2006
(unaudited)
5.	CURRENT AND LONG-TERM LIABILITIES (continued)

The following table summarizes the changes in the liabilities related to severance and special termination benefits for the quarter ended September 30, 2006:

		Special
	Severance	termination
	benefits	benefits

Balance, March 31, 2006	$—	$—
Severance and benefits accrued	2,076	—
Special termination benefits accrued	—	683
Costs paid or otherwise settled	(779)	—

Balance, June 30, 2006	1,297	683
Severance and benefits accrued	(538)	—
Special termination benefits accrued	—	1,015
Costs paid or otherwise settled	(120)	—

Balance, September 30, 2006	$639	$1,698

6.	SHARE CAPITAL
(a) Incentive stock option plan
At September 30, 2006, the Company had 2,360,204 stock options outstanding (of which 1,701,968 are exercisable) at a weighted average exercise price of $7.79 per common share and expiring at various dates from October 18, 2006 to June 9, 2014.
Details of the stock option transactions for the six months ended September 30, 2006 are summarized as follows:

	Number of	Weighted
	stock	average
	options	share
	outstanding	price

Balance, March 31, 2006	2,885,150	$6.73
Options granted	336,450	7.93
Options exercised	(750,956)	3.59
Options cancelled	(110,440)	8.74

Balance, September 30, 2006	2,360,204	$7.79

AnorMED Inc.
Notes to the Interim Consolidated Financial Statements
(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)
For the three and six months ended September 30, 2006
(unaudited)
6.	SHARE CAPITAL (continued)

The following table summarizes information relating to stock options outstanding at September 30, 2006:

	Options outstanding			Options exercisable
	Number			Number	Weighted
Range of	outstanding at	Weighted average	Weighted	exercisable at	average
exercise	September 30,	remaining	average	September 30,	exercise
prices	2006	contractual life	exercise price	2006	price

$1.75 to 4.50	843,682	4.17 years	$3.67	702,950	$3.61
$4.51 to 8.99	854,877	4.65 years	7.04	337,373	6.58
$9.00 to 20.10	661,645	4.22 years	13.99	661,645	13.99

$1.75 to 20.10	2,360,204	4.35 years	$7.79	1,701,968	$8.23

(b) Stock-based compensation expense
The Company recognized $1,000 (2005 — $5,000) in compensation expense for the three month period ended September 30, 2006, as a result of stock options awarded to non-employees, members of the Scientific Advisory Board, in previous fiscal periods. The stock-based compensation expense was calculated using the fair value method and was recognized in the financial statements as research and development expense.
Compensation expense has also been recognized in the three month period ended September 30, 2006 for employee stock-based awards granted, modified or settled since April 1, 2003, using the fair value method. The expense was recorded as personnel costs in the interim consolidated statements of operations as follows:

	For the three months		For the six months
	ended September 30		ended September 30
	2006	2005	2006	2005

Research and development	$273	$225	$747	$471
General and administrative	90	75	249	157

	$363	$300	$996	$628

The Special Meeting of Shareholders resulted in the change in composition of the Company’s Board of Directors that triggered change of control provisions for accelerated vesting of stock options. These provisions applied to options granted under the Company’s Incentive Stock Option Plan prior to April 21, 2006, with acceleration triggered on the earlier of involuntary termination or October 21, 2006. As of September 30, 2006, the vesting of 363,053 remaining eligible stock options for employees will accelerate and become fully exercisable on October 21, 2006 for an estimated compensation expense of $588,000. This accelerated compensation expense has been recognized ratably over the future service period with $294,000 expensed during the three months ended September 30, 2006 ($196,000 for the three months ended June 30, 2006). Included in the stock-based compensation reported above, the accelerated amount of $294,000 was recorded in personnel costs in research and development, $221,000, and in general and administration, $74,000.

AnorMED Inc.
Notes to the Interim Consolidated Financial Statements
(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)
For the three and six months ended September 30, 2006
(unaudited)
6.	SHARE CAPITAL (continued)

The fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the three months		For the six months
	ended September 30		ended September 30
	2006	2005	2006	2005

Expected life of the option in years	4.9	5.0	4.9	5.0
Volatility	64.62%	66.22%	64.54%	68.35%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Risk-free interest rate	4.18%	3.36%	4.22%	3.48%
Forfeiture rate	4.30%	N/A	4.30%	N/A
As of September 30, 2006, the Company has $1,211,000 of total unrecognized compensation costs related to non-vested stock options granted. These costs are expected to be recognized by October 21, 2006.
(c) Additional paid-in capital
During the quarter ended September 30, 2006, 377,656 options were exercised by employees. Of these, 198,280 options were granted after April 1, 2003, resulting in $656,000 additional paid in capital being reclassified to share capital.
7.	COLLABORATIVE AGREEMENTS

The Company enters into collaborative agreements with academic and corporate research organizations in the normal course of business that provide resources and expertise which complement and advance the Company’s research and development programs. If all of the Company’s contractual obligations were satisfied, including full patient recruitment in all current clinical trials, the total committed expenditures outstanding as at September 30, 2006 would be approximately $9,010,000 (2005 — $10,200,000).

8.	COMMITMENTS AND CONTINGENCIES
(a) Commitments
As at September 30, 2006, the Company had no material commitments for capital expenditures (2005 – nil).
(b) Contingencies
i) The Special Meeting of Shareholders resulted in the change in composition of the Company’s Board of Directors which triggered certain change of control provisions in employment contracts for the Company’s Senior Management team. As at September 30, 2006, under the terms of the agreements, a contingent liability of $2,050,000 would be payable to Senior Management upon termination of their employment contracts prior to April 21, 2008. This contingency is incremental to the retention bonus described in Note 5 (b) – Current and long-term liabilities.

AnorMED Inc.
Notes to the Interim Consolidated Financial Statements
(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)
For the three and six months ended September 30, 2006
(unaudited)
8.	COMMITMENTS AND CONTINGENCIES (continued)
ii) During the fiscal quarter ended September 30, 2006, the Company’s Board of Directors has approved a Cash Incentive Program for management and non-management employees in the amount of approximately $1,691,000 representing an acceleration of annual bonus payments to be paid out upon the closing date of a transaction or the expiry date of a take-over bid, provided that they are employed on that date. In addition, a Special Bonus Program was approved for the Company’s Senior Management in the amount of approximately $1,650,000 payable on the same date. Special cash consideration of approximately $45,000 will be made on the same date to those employees who were contractually assigned options but were never granted them.
iii) During the fiscal quarter ended September 30, 2006, the Company’s Board of Directors has amended the 1996 Incentive Stock Option Plan to provide that any option granted and outstanding pursuant to the 1996 Plan shall automatically vest two days prior to the effective date of a business combination, offer transaction or asset transfer. This accelerated vesting provision for 336,450 eligible options will generate an estimated compensation expense of $1,152,000.
9.	SUPPLEMENTARY INFORMATION

Accounts payable and accrued liabilities

	As at	As at
	September 30	March 31
	2006	2006

Trade accounts payable	$4,237	$2,669
Collaborative agreements	3,216	2,584
Employee-related accruals	3,509	2,209
Other	1,397	1,572

	$12,359	$9,034

Supplementary information of cash flows

	For the three months		For the six months
	ended September 30		ended September 30
	2006	2005	2006	2005

Interest received	$490	$527	$1,069	$967

10.	COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period.

AnorMED Inc.
Notes to the Interim Consolidated Financial Statements
(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)
For the three and six months ended September 30, 2006
(unaudited)
11.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The financial statements of the Company are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which, in the case of the Company, conforms in all material respects with generally accepted accounting principles in the United States (“U.S. GAAP”), except for the additional disclosure differences set forth below, described more fully in the Item 18 reconciliation with U.S. GAAP for the year ended March 31, 2006, incorporated by reference in the Company’s annual report on Form 40-F:
Stock-based compensation
i) Under Canadian GAAP, the Company adopted the recommendations of HB-3870 for the year ended March 31, 2004 and had prospectively adopted the fair value method of accounting for stock-based compensation. Under U.S. GAAP, the Company had previously adopted on a prospective basis Statement of Financial Accounting Standard No. 123 ‘Accounting for Stock-Based Compensation’ (“SFAS-123”), which resulted in similar accounting treatment as under HB-3870. Effective April 1, 2006, under U.S. GAAP, the Company has adopted Statement of Financial Accounting Standard No. 123R ‘Share-Based Payment’ (“SFAS-123R”) using the modified prospective method. Under this method, stock-based compensation expense is recognized using the fair-value based method for all awards granted on or after the date of adoption. SFAS-123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Under SFAS-123, for the periods prior to April 1, 2006 the Company accounted for forfeitures as they occurred. There is no significant measurable difference between actual and estimated forfeitures; therefore, prior periods have not been adjusted for any cumulative effect of a change in accounting principle. The employee stock-based compensation expense amounted to $363,000 for both U.S. GAAP and Canadian GAAP for the three months ended September 30, 2006 (2005 — $300,000).
ii) Prior to April 1, 2006, the Company followed SFAS-123 which requires that stock-based compensation to non-employees, such as Scientific Advisory board members and other consultants and advisors, must be recorded at the fair value of the options granted on the earlier of the date at which a performance commitment is reached or the vesting date of the options. This compensation is expensed over the vesting periods of each option grant. Under Canadian GAAP, the Company adopted the recommendations of HB-3870 effective April 1, 2001 and had chosen to prospectively adopt the fair value method of accounting for stock-based compensation for all stock-based payments granted to non-employees on or after April 1, 2001. Effective April 1, 2006, the Company has adopted SFAS-123R. There was no impact to these interim consolidated financial statements as a result of the change in accounting for stock-based awards issued to non-employees in exchange for goods and services under U.S. GAAP.
iii) As of the end of Fiscal 2006, the Company has no reportable pro forma disclosures for compensation expense as determined based on fair value at the date of grant consistent with the measurement provisions of SFAS-123 for awards issued prior to April 1, 2003.
iv) For the purposes of determining fair value of stock options awarded under (i), (ii), and (iii) above, the fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the weighted-average assumptions as in Note 6 – Share capital.

AnorMED Inc.
Notes to the Interim Consolidated Financial Statements
(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)
For the three and six months ended September 30, 2006
(unaudited)
12.	SUBSEQUENT EVENTS
i) On October 17, 2006, the Company announced that it had executed a mutually beneficial support agreement with Genzyme Corporation in an all cash transaction valued at U.S.$13.50 per outstanding share. This cash tender offer to acquire all of the Company’s outstanding common shares will expire on November 7, 2006, provided Genzyme does not elect to extend this date by giving notice to the Company’s shareholders. Under the terms of a previous support agreement with Millennium Pharmaceuticals, Inc., U.S.$19.5 million was due and paid on October 17, 2006 upon termination of the support agreement as a result of this superior offer being accepted by the Company. Under the terms of the new support agreement, Genzyme may be entitled to U.S.$19.5 million if the Company accepts a superior proposal to this offer.
ii) On October 16, 2006, the Company’s Board of Directors amended the 1996 Incentive Stock Option Plan to provide that any option granted under the 1996 Plan will have accelerated vesting to October 21, 2006. This accelerated vesting provision for 336,450 eligible options will generate an estimated compensation expense of $1,152,000.